Exhibit 99.1

MEDIA RELEASE

March 13, 2023

Algoma Steel Appoints EllisDon as Construction Manager for Electric Arc Furnace Project

SAULT STE. MARIE, Ontario (March 13, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Corporation”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced the appointment of EllisDon as Construction Manager for completion of its transformative Electric Arc Furnace (EAF) project. EllisDon brings over 70 years of industrial and civil construction management expertise and experience to the project bolstering Algoma’s internal project team as Algoma’s EAF facility continues to progress.

“We are very proud to join Algoma’s team in one of Canada’s largest electrification projects targeting reduced carbon emissions. We are excited to bring our broad experience, a spirit of profound openness and a determination to help Algoma achieve all of its objectives. This is a partnership with Algoma, and a partnership with the environment, and we are very excited to be a part of it,” said Geoff Smith, President and Chief Executive Officer, EllisDon.

Michael Garcia, Algoma’s CEO said, “Our transformative Electric Arc Furnace project continues to advance on time and on budget, and as we enter the more complex phases of construction, we are pleased to partner with EllisDon to manage our project with optimal functionality and effectiveness. We continue to expect a successful EAF start-up in mid-2024. Once the project is completed, we expect Algoma will be one of the lowest-cost green-steel production facilities in North America, expanding our annual steelmaking capacity from 2.8 million tons to 3.7 million tons with a significant reduction (estimated at approximately 70%) in carbon emissions. We are proud to be a first-mover in the complete electrification of an integrated steelmaker.”

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

About EllisDon

EllisDon is an employee-owned, $5 billion-a-year global construction services company. With over 3,000 salaried and hourly employees across fifteen national and international offices, EllisDon has become a leader in every sector and nearly every facet of the construction industry.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s strategic objectives, completion of Algoma’s EAF project, and the anticipated impact of Algoma’s EAF project and its plate mill modernization project and Algoma’s future financial performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Brenda Stenta

Manager Communications and Branding

Algoma Steel Inc.

Phone: 705.945.2209

Email: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901